Filed by Equinix, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Switch & Data Facilities Company, Inc.

(Commission File No. 001-33302)

The following are portions of a transcript of an investor presentation held by Equinix, Inc. on December 2, 2009:

Mike Buchanan—NASDAQ OMX—Managing Director

Good afternoon. My name is [Mike Buchanan], I am the managing director for NASDAQ OMX. Our next presentation for the day is Equinix.

****

Stephen Smith—Equinix Inc.—President and CEO

Good afternoon, everybody. I will spend probably 15 minutes with some prepared remarks and then we will take whatever questions that you might have generated from the content.

****

I’m going to talk about four topics today. A little snapshot of the business for people that are not that familiar with it. A snapshot of our financials. We just announced an acquisition in the US market with a company called Switch & Data. And then we will wrap with some Q&A.

****

Because of the Switch & Data acquisition we did not provide guidance for 2010. We’ll probably do that in our next quarter.

****

Switch & Data. So we announced on October 21 the acquisition of Switch & Data for $689 million of equity value at the time of signing on October 20. It is an 80/20 split. 80% stock, 20% cash. We expect to close this sometime mid to late first quarter. It is going through the regulatory and Department of Justice review as we speak.

The rationale for the deal was pretty straightforward. This is a US-based decision. It is driven by scale, access to capital, cost of capital, all the things that are driven underneath a capital-intensive business that are going to bring us into new markets. We were in six markets in the US. We will pick up an additional 16 markets.

So this is all about covering the US market in a deeper fashion. If you believe that latency is going to matter and you believe that infrastructure is going to continue to be deployed beyond those six key markets, we did convince ourselves this was a key part of this deal.

They will bring us capacity in the current six markets that we are in today. The interconnection, they’re are very focused. It is a very similar business model to the Equinix business model. They are very network dense. They are very network focused. So from an integration standpoint this will be fairly straightforward and there are synergies here.

On the cost side, we’ve estimated $20 million of synergies who keep an eye on the rest of the leadership team, believe that there will also be revenue synergies. We would line up across almost any line in the P&L, we think we are going to be able to address synergies here.

So the Company looks exactly like Equinix — smaller, more cities, but same kind of model, same kind of data center set up. So we are pretty excited about the opportunity to get after that.

And then financially, we will pick up some NOLs here so there will be a financial benefit. Probably will help extend the (inaudible) 2011, 2012 in terms of becoming a taxpaying entity.

And then there will be some refinancing efficiencies, and capital efficiencies as we put these two businesses together.

Visually if you look at it, I mentioned a couple of these numbers. If you combine them tomorrow once this thing closes, at the end of the first quarter, we will look like a 34 market, 79 data center, 6 — over 6 million gross square feet of space around the world.

Again this is a US-focused asset and you can see the dots on the map in the bottom of this. It will now put us in nine of the top 10 markets in the US. And again, that is very important to us as we study the future trends of the business more and more of this infrastructure, servers, storage equipment and networking gear is getting deployed closer to the edge of the network. The edge of the network is extending. Latency matters for the applications are running on this infrastructure.

So having a broader footprint in the US has been very, very critical for this decision.

The one market that is not listed here that — the 10th market is Houston. So Houston in the US is the 10th largest Internet market. And it was not in their portfolio.

And then if you combine on a pro forma basis, we took the third quarter actuals. Just to give you a view, as I’ve said, we have not combined these businesses yet in terms of the 2010 snapshot. We won’t be able to do that until we close.

But if you just look at taking the third quarter on the top part of this chart, the balance sheet, you get a sense this is almost a $4 billion asset company now when we combine Switch & Data with Equinix and the debt, the net debt ratio is still around 2.2, 2.3. So we are still within that range where we want to run our net debt adjusted EBITDA. And then if you look at the bottom of this, it gives you a sense, if you take the third quarter actuals for both companies and combine them, you start to see the scale of this business on an LQA basis.

So we are pretty excited about this. This really gives us a chance in the US market to really be able to satisfy almost any requirement that we would see anywhere in the US from a city standpoint. From a metro standpoint.

****

This document contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from expectations discussed in such forward-looking statements. Factors that might cause such differences include, but are not limited to, the challenges of acquiring, operating and constructing IBX centers and developing, deploying and delivering Equinix services; unanticipated costs or difficulties relating to the integration of Switch and Data into Equinix; a failure to receive significant revenue from customers in recently built out data centers; failure to complete any financing arrangements contemplated from time to time; competition from existing and new competitors; the ability to generate sufficient cash flow or otherwise obtain funds to repay new or outstanding indebtedness; the loss or decline in business from our key customers; the results of any litigation relating to past stock option grants and practices; and other risks described from time to time in Equinix’s filings with the Securities and Exchange Commission. In particular, see Equinix’s recent quarterly and annual reports filed with the Securities and Exchange Commission, copies of which are available upon request from Equinix. Equinix does not assume any obligation to update the forward-looking information contained in this press release.

Equinix and IBX are registered trademarks of Equinix, Inc. International Business Exchange is a trademark of Equinix, Inc.

Important Information for Investors and Stockholders

This communication may be deemed to be solicitation material in respect of the proposed transaction between Equinix and Switch and Data. In connection with the proposed transaction involving Equinix and Switch and Data, Equinix has filed with the SEC a preliminary Registration Statement on Form S-4 containing a Proxy Statement/Prospectus and each of Equinix and Switch and Data plan to file with the SEC other documents regarding the proposed transaction. Once finalized, the definitive Proxy Statement/Prospectus will be mailed to stockholders of Switch and Data. SWITCH AND DATA STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Switch and Data stockholders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Equinix and Switch and Data through the website maintained by the SEC at www.sec.gov. In addition, Switch and Data stockholders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus (when available) and other documents filed with the SEC from Equinix by directing a request to Equinix, Inc., 301 Velocity Way, Fifth Floor, Foster City, CA 94404, Attention: Investor Relations (telephone: 888-222-1162) or going to Equinix’s corporate website at www.equinix.com, or from Switch and Data by directing a request to Switch & Data Facilities Company, Inc., 1715 Westshore Boulevard, Suite 650, Tampa, FL 33607, Attention: Investor Relations (telephone: 866-797-2633) or going to Switch and Data’s corporate website at www.switchanddata.com.

Equinix, Switch and Data and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Equinix’s directors and executive officers is contained in its annual proxy statement filed with the SEC on April 23, 2009. Information regarding Switch and Data’s directors and executive officers is contained in Switch and Data’s annual proxy statement filed with the SEC on April 6, 2009. Additional information regarding the interests of such potential participants will be included in the Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).

3